UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Tesoro Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

Hannah Thompson Frank

McGuireWoods LLP

EQT Plaza

625 Liberty Avenue, 23rd Floor

Pittsburgh, Pennsylvania 15222-3142

(412) 667-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,620,925
	8	Shared voting power 17,214,472[1]
	9	Sole dispositive power 15,620,925[1]
	10	Shared dispositive power 17,214,472[1]
11	Aggregate amount beneficially owned by each reporting person 32,835,397[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 32.5%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon approximately 101,081,387 common units representing limited partner interests (“Common Units”) of Tesoro Logistics LP (the “Issuer”) issued and outstanding as of July 1, 2016, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,219,002[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 8,219,002[1]
11	Aggregate amount beneficially owned by each reporting person 8,219,002[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.1%[2]
14	Type of reporting person OO

1.	Includes 151,021 Common Units held indirectly through the Reporting Person’s wholly-owned subsidiary Carson Cogeneration Company. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon approximately 101,081,387 common units representing limited partner interests (“Common Units”) of Tesoro Logistics LP (the “Issuer”) issued and outstanding as of July 1, 2016, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 571,065
	9	Sole dispositive power 0
	10	Shared dispositive power 571,065
11	Aggregate amount beneficially owned by each reporting person 571,065
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.56%[1]
14	Type of reporting person OO

1.	Based upon approximately 101,081,387 common units representing limited partner interests (“Common Units”) of Tesoro Logistics LP (the “Issuer”) issued and outstanding as of July 1, 2016, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,424,405[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 8,424,405[1]
11	Aggregate amount beneficially owned by each reporting person 8,424,405[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.3%[2]
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns 2,062,890 general partner units representing a 2.0% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.
2.	Based upon approximately 101,081,387 common units representing limited partner interests (“Common Units”) of Tesoro Logistics LP (the “Issuer”) issued and outstanding as of July 1, 2016, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Tesoro Corporation (“Tesoro”), Tesoro Refining and Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner” and, collectively with Tesoro, TRMC and Tesoro Alaska, the “Reporting Persons”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014 and November 13, 2015 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 2.	Identity and Background.

Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference. Such schedule amends and restates, as to the information required by such subparagraphs, the information contained in Schedule A of the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented as follows:

On July 1, 2016, pursuant to the Contribution, Conveyance and Assumption Agreement among the Issuer, the General Partner, TAC and the other parties thereto (which is filed as Exhibit 1 hereto and is incorporated herein by reference): (i) TAC contributed certain assets to the General Partner and in exchange received additional units in the General Partner; and (ii) the General Partner contributed certain assets to the Issuer and in exchange received 390,282 Common Units, approximately $239 million in cash, and 162,375 general partner units, the number of general partner units necessary to restore and maintain its 2.0% general partner interest in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Initial Statement is supplemented as follows:

Items 11 and 13 of each Cover Page state the aggregate number and percentage of Common Units beneficially owned by the applicable Reporting Persons. Such information is incorporated herein by reference.

As of July 1, 2016, the approximate number of Common Units issued and outstanding is 101,081,387, with such figure provided to the Reporting Persons by the Issuer.

As of July 1, 2016, (i) Tesoro is the record holder of 15,620,925 Common Units, over which it has sole voting and dispositive power; (ii) TRMC is the record holder of 8,067,981 Common Units and the indirect holder of 151,021 Common Units held directly by its wholly-owned subsidiary Carson Cogen Company, over which it shares voting and dispositive power with Tesoro due to Tesoro’s ownership of 100% of the securities of TRMC; and (iii) Tesoro Alaska is the record holder of 571,065 Common Units, over which it shares voting and dispositive power with Tesoro due to Tesoro’s ownership of 100% of the securities of Tesoro Alaska.

As of July 1, 2016, the General Partner is the record holder of 8,424,405 Common Units. The General Partner shares voting and dispositive power over these Common Units with Tesoro, TRMC and Tesoro Alaska due to Tesoro’s, TRMC’s and Tesoro Alaska’s ownership of 100% of the General Partner’s membership interests (3.6%, 84.9% and 11.5%, respectively).

The number of Common Units held by each of the Reporting Persons’ directors and executive officers is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Persons’ pecuniary interest therein, if any.

The information set forth in Item 3 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is supplemented as follows:

On July 1, 2016, pursuant to the Amendment No. 3 to the Second Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, Tesoro, TRMC and TAC amended and restated their respective membership interests in the General Partner to account for the capital contributions made by TAC to the General Partner on that date.

All references to, and descriptions of, the Limited Liability Company Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 1, 2014 and Amendment No. 1 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 30, 2014, Amendment No. 2 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 12, 2015 and Amendment No. 3 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July [●], 2016.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Contribution, Conveyance and Assumption Agreement, dated as of July 1, 2016, among Tesoro Logistics LP, Tesoro Logistics GP, LLC, Tesoro Logistics Operations LLC, Tesoro Corporation and Tesoro Alaska Company LLC (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 7, 2016)

2.	Amendment No. 3 to the Second Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, dated July 1, 2016, (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 7, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2016

TESORO CORPORATION

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel and Secretary

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President

TESORO ALASKA COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel

TESORO LOGISTICS GP, LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO CORPORATION

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Rodney F. Chase	Retired	0
Edward G. Galante	Retired; Vice Chairman of the Board of Trustees of Northeastern University	1,180
Gregory J. Goff	Chairman, President and Chief Executive Officer of Tesoro Corporation	85,785
Robert W. Goldman	Independent Financial Consultant	4,100
David Lilley	Retired	0
Mary Pat McCarthy	Retired	0
J.W. Nokes	Retired; Non-Executive Chairman of Albemarle Corporation	0
Susan Tomasky	Retired	0
Michael E. Wiley	Retired	0
Patrick Y. Yang	President and CEO of Aspen Sciences, LLC	0

Executive Officers:

Name	Position at Tesoro Corporation	Units Held
Gregory J. Goff	Chairman, President and Chief Executive Officer	85,785
Keith M. Casey	Executive Vice President, Operations	0
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	2,214
Cynthia J. Warner	Executive Vice President, Strategy and Business Development	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Tracy D. Jackson	Vice President and Controller	0
Brad S. Lakhia	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

TESORO REFINING & MARKETING COMPANY LLC

The business address of each person listed below is c/o Tesoro Refining & Marketing Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Managers:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	Chairman, President and Chief Executive Officer of Tesoro Corporation	85,785
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	2,214

Executive Officers:

Name	Position at Tesoro Corporation	Units Held
Gregory J. Goff	Chairman, President and Chief Executive Officer	85,785
Keith M. Casey	Executive Vice President, Operations	0
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	2,214
Cynthia J. Warner	Executive Vice President, Strategy and Business Development	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Tracy D. Jackson	Vice President and Controller	0
Brad S. Lakhia	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO ALASKA COMPANY LLC

The business address of each person listed below is c/o Tesoro Alaska Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	Chairman, President and Chief Executive Officer of Tesoro Corporation	85,785
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	2,214

Executive Officers:

Name	Position at Tesoro Corporation	Units Held
Gregory J. Goff	Chairman, President and Chief Executive Officer	85,785
Keith M. Casey	Executive Vice President, Operations	0
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	2,214
Cynthia J. Warner	Executive Vice President, Strategy and Business Development	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Tracy D. Jackson	Vice President and Controller	0
Brad S. Lakhia	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS GP, LLC

The business address of each person listed below is c/o Tesoro Logistics GP, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	Chairman, President and Chief Executive Officer of Tesoro Corporation	85,785
Raymond J. Bromark	Retired	10,561
James H. Lamanna	President of Timeless Triumph LLC (a consulting firm)	9,785
Thomas C. O’Connor	President and Chief Executive Officer of DCP Midstream, LLC	15,326
Phillip M. Anderson	President of Tesoro Logistics GP, LLC	25,975
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	2,214
Keith M. Casey	Senior Vice President, Strategy and Business Development of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Logistics GP, LLC	Units Held
Gregory J. Goff	Chairman of the Board and Chief Executive Officer	85,785
Phillip M. Anderson	President	25,975
Tracy D. Jackson	Vice President and Controller	0
Brad S. Lakhia	Vice President and Treasurer	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Don J. Sorensen	Vice President, Operations	1,177
Steven M. Sterin	Vice President and Chief Financial Officer	2,214

[Schedule A Continues on Next Page]

TRANSACTIONS BY THE DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

•	None.

[End of Schedule A]